CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

ACORN ENERGY, INC.

Acorn Energy, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST:  That the Board of Directors of Acorn Energy, Inc., duly adopted a resolution setting forth a proposed amendment of the Certificate of Incorporation of said Corporation to increase the authorized capital stock of the Corporation from 20,000,000 shares to 30,000,000 shares, par value $.01 per share, all of which shall be Common Stock, declaring said amendment to be advisable and calling for submission of said resolution to a vote of the stockholders of said Corporation;

SECOND:  That thereafter, at a meeting duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, the stockholders of the Corporation duly voted a majority of the outstanding stock of the Corporation entitled to vote thereon in favor of adoption of said amendment; and

THIRD:  That said amendment being duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, the Certificate of Incorporation of Acorn Energy, Inc., is hereby amended as follows:

Article FOURTH, is hereby deleted and replaced by the following:

“FOURTH:  The total number of shares of capital stock which the Corporation has authority to issue is 30,000,000 shares, par value $.01 per share, all of which shall be Common Stock.  Shares of capital stock of the Corporation may be issued by the Corporation from time to time for such legally sufficient consideration as may be fixed from time to time by the Board of Directors.”

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Amendment to be signed this 14th day of June, 2010.

By:	/s/ Joe B. Cogdell
Authorized Officer

Name: Joe B. Cogdell, Jr.
Title: Vice President